UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Trust 811-22756 Quantified Alternative Investments Fund							Date examination completed: September 28, 2020
2. State identification Number:
AL	By Fund 47248	AK	By Fund 60077333	AZ	By Class Investor #91624	AR	By Fund 60030611	CA	By Trust No permit #	CO	By Trust 2013-52-250
CT	By Fund 1076861	DE	By Fund 71608	DC	By Class Investor Class #60073598	FL	None required	GA	By Trust 49318	HI	By Fund no permit #
ID	By Fund 72151	IL	By Trust 60027229	IN	By Trust #60027229	IA	By Class Investor Class #I-109013	KS	By Fund 2014S0000261	KY	By Prospectus #60026404
LA	By Prospectus 164348	ME	By Class 10040322	MD	By Class Investor Class #SM20192716	MA	By Class Investor Class none	MI	By Class Investor Class #993038	MN	By Trust R-55307.1
MS	By Class Investor Class #60088158	MO	By Fund R2013-1,964	MT	By Class Investor Class #270238	NE	By Class Investor 95515	NV	By Fund No permit #	NH	By Class not registered
NJ	By Prospectus investor Class #MF19547	NM	By Class Investor Class #69294	NY	By Fund S33-37-61	NC	By Trust GFAPT	ND	By Class Investor Class #MF20-0443	OH	By Class BE1957520 Investor & Advisor Class
OK	By Class Investor Class #SE-2246220	OR	By Fund 2013-1756	PA	By Trust 2013-02-070MF	RI	By Fund no permit #	SC	By Fund Investor Class #MF20045 Advisor Class #MF20157	SD	By Class Investor 59861

TN	By Class Investor Class #N2020B-1925	TX	By Class Investor C124149	UT	By Prospectus 007-2777-03	VT	By Class Investor Class #7/21/20-02	VA	By Trust 183038	WA	By Class Investor 60065519
WV	By Class Investor Class none	WI	By Class Advisor 802142 Investor Class #856292	WY	By Trust No permit #	PR	By Class Investor class #60387-0	GU	By Trust No permit #	VI	By Trust None required

2. Other (specify):

3. Exact name of investment company as specified in registration statement: Quantified Alternative Investment Fund, a series of the Advisors Preferred Trust

4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

September 28, 2020

We, as members of management of the Quantified Alternative Investment Fund (the “Fund”), a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of May 31, 2020, and from December 31, 2019, through May 31, 2020.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of May 31, 2020, and from December 31, 2019, through May 31, 2020, with respect to securities reflected in the investment accounts of the Fund.

Quantified Alternative Investment Fund

/s/ Catherine Ayers-Rigsby

Principal Executive Officer

/s/ Christine Casares

Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Quantified Alternative Investment Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of May 31, 2020. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of May 31, 2020, and with respect to agreement of security purchases and sales, for the period from December 31, 2019 (the date of our last examination), through May 31, 2020:

•	Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, N.A (the “Custodian”), without prior notice to management.

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Fund, NFS and the Custodian.

•	Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of May 31, 2020, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Chicago, Illinois

September 28, 2020